UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43342

Veraxa Biotech AG

Talacker 35

8001 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Meeting Results

On July 24, 2026, Veraxa Biotech AG, formerly Veraxa Biotech Holding AG, (the “Company”) announced the results of its Extraordinary General Meeting of Shareholders, held on July 24, 2026 (the “Meeting”). The Company’s shareholders approved amendments to the Company’s Amended and Restated Articles of Association (as amended, the “Articles”) which include, among other things, the introduction of conditional share capital for shareholder options and warrants, the implementation of a capital band through December 31, 2030, and an increase in the maximum number of members of the Board of Directors from five to seven.

Copies of the press release and the Articles are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Explanatory Note

The Company is refiling certain information on this Report on Form 6-K that was previously filed on Reports on Form 6-K filed under an incorrect CIK filer number (CIK 0002079364) on July 6, 2026, July 10, 2026, July 20, 2026 and July 23, 2026 (the “Original 6-Ks”). All information included in the Original 6-Ks remains unchanged.

Extraordinary General Meeting of Shareholders

On July 2, 2026, the Company issued a notice for the Meeting. The Company fixed July 20, 2026 as the record date for determination of persons entitled to receive notice of the Meeting.

A copy of the notice is attached as Exhibit 99.3 to this report on Form 6-K and is incorporated by reference herein.

Cell Line Development for BiTAC-TCE Technology Platform

On July 2, 2026, the Company issued a press release announcing the initiation of cell line development for its lead BiTAC T-cell engager (“BiTAC-TCE”) program.

A copy of the press release is attached as Exhibit 99.4 to this report on Form 6-K and is incorporated by reference herein.

Business Update and Further Details on Partnering Strategy and Development Timelines

On July 6, 2026, the Company issued a press release announcing details of its partnering strategy and development timelines.

A copy of the press release is attached as Exhibit 99.5 to this report on Form 6-K and is incorporated by reference herein.

Chief Financial Officer Transition

On July 10, 2026, the Company issued a press release announcing the appointment of Carl von Halem as Interim Chief Financial Officer. He succeeds Torsten Bürgermeister. In his position as Interim Chief Financial Officer, Mr. von Halem will act as the Company’s principal financial officer and principal accounting officer until the Company identifies Mr. Bürgermeister’s successor.

Mr. von Halem is a finance executive, entrepreneur and board member with extensive experience in corporate finance, venture building, life sciences and technology-driven businesses. Since December 2021, he has served as Chief Financial Officer of Xlife Sciences AG, a Swiss-listed incubator and accelerator for life science innovations. In this role, he is responsible for finance, corporate development, capital markets activities, M&A transactions and investor relations. In addition, he serves as Managing Director of Xlife Sciences GmbH (since February 2022) and Managing Director of XRNA Biotech GmbH (since January 2023), supporting the development and commercialization of innovative biotechnology and healthcare companies. Since June 2025, he has been a Board Member of Axenoll Life Sciences AG, and since August 2025 a Board Member of FUSE-AI AG, where he contributes his expertise in corporate governance, strategic development and financing. Alongside his activities in the life sciences sector, he has been Co-Founder and Chief Operating Officer of CommneX GmbH since 2016. The Munich-based FinTech company operates a digital tendering and matchmaking platform connecting municipalities, public corporations and municipal-related companies with banks, insurance companies and institutional investors. In this role, he has been instrumental in building and scaling the company, establishing strategic partnerships and developing innovative financing solutions for the public sector. Earlier in his career, Mr. von Halem advised start-ups and scale-ups at Berlin Startup Consulting, supporting founders and management teams in business development, fundraising, financial planning, operational scaling and growth strategies. Prior to that, he worked as Senior Associate at SaEnergy Systems, a company active in the renewable energy sector, where he gained experience in project development, infrastructure financing and strategic business development. Mr. von Halem holds a degree in Economics from the Technical University of Berlin. His academic background and professional experience provide a strong foundation in corporate finance, venture building, capital markets, corporate governance and the development of growth-oriented technology and life science companies.

A copy of the press release is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

BiTAC-TCE Regulatory Progress

On July 20, 2026, the Company issued a press release announcing regulatory progress with its BiTAC T-cell engager (“BiTAC-TCE”) program.

A copy of the press release is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

Chief Scientific Officer Transition

On July 23, 2026, Veraxa Biotech AG (the “Company”) issued a press release announcing the appointment of Christoph Erkel, Ph.D., as Chief Scientific Officer (CSO), effective immediately. Mr. Erkel, previously Vice President of Research & Development of the Company, succeeds Rick Austin, Ph.D.

Christoph Erkel is an accomplished scientific leader with 20 years of expertise in antibody therapeutics, with a career bridging early-stage discovery and clinical readiness. His expertise includes antibody engineering and preclinical development, advancing candidate molecules up to IND submission. Prior to joining the Company, he served as Research Program Leader at MorphoSys AG (acquired by Novartis), where he led cross-functional teams and therapeutic programs in immuno-oncology, including the development of conditionally active T cell engagers for solid and hematologic tumors. Earlier, he held senior roles in Discovery Biology and Antibody Engineering, as well as scientific and leadership positions at Sloning BioTechnology GmbH. Christoph Erkel earned his Ph.D. in Biology from Philipps University in Marburg and conducted postdoctoral research at the Max Planck Institute for Terrestrial Microbiology

A copy of the press release is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated July 24, 2026
99.2	Amended and Restated Articles of Association of Veraxa Biotech AG
99.3	Notice of Meeting
99.4	Press Release dated July 2, 2026
99.5	Press Release dated July 6, 2026
99.6	Press Release dated July 10, 2026
99.7	Press Release dated July 20, 2026
99.8	Press Release dated July 23, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERAXA BIOTECH AG

Date: July 27, 2026	By:	/s/ Carl von Halem
	Name:	Carl von Halem
	Title:	Interim Chief Financial Officer

By:	/s/ Oliver Baumann
Name:	Oliver Baumann
Title:	Chairman of the Board of Directors

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